Filed Pursuant to Rule 433

Registration Statement No. 333-272616

Issuer Free Writing Prospectus dated August 29, 2023

Relating to Prospectus Supplement dated August 29, 2023

MicroVision Announces $35 Million At-The-Market Equity Facility

REDMOND, Wash. – August 29, 2023 – MicroVision, Inc. (Nasdaq: MVIS), a leader in MEMS-based solid-state automotive lidar technology and ADAS solutions, today announced it has entered into a $35 million At-the-Market (ATM) equity offering agreement with Craig-Hallum Capital Group LLC (Craig-Hallum).

Under the sales agreement, MicroVision may, from time to time at its discretion, offer and sell shares of its common stock having an aggregate value of up to $35 million through Craig-Hallum.

MicroVision intends to use the net proceeds from the ATM, if any, to support investments that may be required to scale production capabilities with OEM-approved manufacturing partners, accelerate ASIC development, build out inventory to support direct sales, advance MicroVision’s execution of its go-to-market strategy for both of its MAVIN and MOVIA products and for other general corporate purposes.

“2023 has been an energizing year for us with the deepening of our engagement with automotive OEMs, acceleration of our technological innovation, and expansion of our product portfolio,” said Sumit Sharma, MicroVision Chief Executive Officer.    “With several nomination processes underway, we believe this financing will put us in a better position to achieve our 2023 milestones and demonstrate our capability to meet the needs of multiple potential customers.”

Under the ATM sales agreement, sales of common stock, if any, through Craig-Hallum will be made by means of ordinary brokers’ transactions, in negotiated transactions, to or through a market maker other than on an exchange or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices and/or any other method permitted by law.

The common stock will be offered under MicroVision’s automatically effective shelf registration statement filed June 13, 2023 with the Securities and Exchange Commission (SEC), which includes a base prospectus and a prospectus supplement relating to the offering. Any offer, solicitation or sale will be made only by means of the prospectus supplement and the accompanying prospectus related to the offering. Current and potential investors should read the prospectus supplement and accompanying prospectus in the registration statement and other documents the company has filed with the SEC for more complete information about MicroVision and the ATM.

A copy of the prospectus supplement and the accompanying prospectus relating to these securities may be obtained by visiting EDGAR on the SEC Web site at www.sec.gov or by contacting Craig-Hallum at 222 South Ninth Street, Suite 350, Attention: Equity Capital Markets, by telephone at (612) 334-6300 or by email at prospectus@chlm.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor may there be any sale of MicroVision’s common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state or jurisdiction.

About MicroVision

With over 350 employees and global presence in Redmond, Detroit, Hamburg, and Nuremberg, MicroVision is a pioneering company in MEMS-based laser beam scanning technology that integrates MEMS, lasers, optics, hardware, algorithms and machine learning software into its proprietary technology to address existing and emerging markets. MicroVision’s integrated approach uses its proprietary technology to provide automotive lidar sensors and solutions for ADAS and for non-automotive applications including industrial, smart infrastructure and robotics. MicroVision has been leveraging its experience building augmented reality micro-display engines, interactive display modules, and consumer lidar modules.

MicroVision, MAVIN, MOSAIK, and MOVIA are trademarks of MicroVision, Inc. in the United States and other countries. All other trademarks are the properties of their respective owners.

Forward-Looking Statements

Certain statements contained in this release, including those relating to the amounts sold under the ATM and the use of proceeds therefrom, and those statements using words such as “expects” or “intends” are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include the following: our ability to successfully complete the offering on terms and conditions satisfactory to us; the possible adverse impact on the market price of our shares of common stock due to the dilutive effect of the securities to be sold in the offering; capital market risks; our ability to operate with limited cash or to raise additional capital when needed; market acceptance of our technologies and products or for products incorporating our technologies; the failure of our commercial partners to perform as expected under our agreements; our ability to identify parties interested in paying any amounts or amounts we deem desirable for the purchase or license of intellectual property assets; our or our customers’ failure to perform under open purchase orders; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims; our ability to maintain our listing on The Nasdaq Stock Market, and other risk factors identified from time to time in our SEC reports, including our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other reports filed with the SEC. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this release may affect us to a greater extent than indicated. Except as expressly required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or any other reason.

Investor Relations Contact:

Jeff Christensen

Darrow Associates Investor Relations

MVIS@darrowir.com

Media Contact:

Robyn Komachi

Marketing@MicroVision.com